

October 16, 2023

Chen Chen
Chief Financial Officer
ATRenew Inc.
12th Floor, No. 6 Building, 433 Songhu Road, Shanghai
People's Republic of China

> **Re: ATRenew Inc.**
> **Annual Report on Form 20-F**
> **Filed April 18, 2023**
> **File No. 001-40486**

Dear Chen Chen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shu Du